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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2004

                       Commission File Number: 333-109343

                            PARAMOUNT RESOURCES LTD.
                 (Translation of registrant's name into English)

                               888-3rd Street S.W.
                          Bankers Hall West, Suite 4700
                            Calgary, Alberta T2P 5C5
                                     Canada
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F / / Form 40-F /X/

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): / /

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes / / No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                           INCORPORATION BY REFERENCE

     Exhibits 99.2, 99.3 and 99.4 to this Form 6-K are hereby incorporated by reference as exhibits to Paramount Resources Ltd.'s registration statement on Form F-10 (File No. 333-116315).


                                TABLE OF CONTENTS

The following exhibits are filed as part of this Form 6-K

   Exhibit 99.1   News release dated June 29, 2004, referred to as:

                  "PARAMOUNT RESOURCES LTD.COMPLETES
                  U.S.$125 MILLION NOTES OFFERING"

   Exhibit 99.2   Indenture, dated as of June 29, 2004, between Paramount
                  Resources Ltd. and Bank of Nova Scotia Trust Company of New
                  York, as Trustee

   Exhibit 99.3 First Supplemental Indenture, dated as of June 29, 2004, between Paramount Resources Ltd. and Bank of Nova Scotia Trust
                  Company of New York, as Trustee

   Exhibit 99.4   Underwriting Agreement, dated June 24, 2004, between Paramount
                  Resources Ltd. and the underwriters named therein

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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 29, 2004


                                        PARAMOUNT RESOURCES LTD.
                                            (Registrant)

                                            By:  /s/ Charles E. Morin
                                            ---------------------------------
                                            Name:  Charles E. Morin
                                            Title: Corporate Secretary

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                                  EXHIBIT INDEX

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
Exhibit No.
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
   99.1.         News release dated June 29, 2004, referred to as:

                 PARAMOUNT RESOURCES LTD.COMPLETES
                 U.S.$125 MILLION NOTES OFFERING"

   99.2.         Indenture, dated as of June 29, 2004, between Paramount Resources Ltd.
                 and Bank of Nova Scotia Trust Company of New York, as Trustee

   99.3.         First Supplemental Indenture, dated as of June 29, 2004, between Paramount
                 Resources Ltd. and Bank of Nova Scotia Trust Company of New York, as
                 Trustee

   99.4.         Underwriting Agreement, dated June 24, 2004, between Paramount Resources
                 Ltd. and the underwriters named therein